Exhibit 99.1

Foresight Completes Development of Commercial Version of its

Groundbreaking Automatic Calibration Software

The company submitted a patent application for calibration software for vision sensors designed to allow flexible placement of sensors on a vehicle while ensuring perception accuracy

Ness Ziona, Israel – September 2nd, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has completed the development of a commercial version of its groundbreaking automatic calibration software. In addition, the Company submitted a patent application to the U.S. Patent and Trademark Office, pertaining to the Company’s innovations in the field of automotive sensor calibration.

Continuous sensor calibration is essential for creating accurate stereoscopic 3D perception required for safe and robust automotive stereo vision systems. Miscalibration occurs when external factors change the position of the sensors with respect to each other. A miscalibrated system may lead to inaccurate perception of the driving environment, affect the decision-making mechanism of the vehicle and risk passenger lives. Foresight’s revolutionary innovation allows for automatic calibration between vision systems that are composed of multiple sensors, such as thermal infrared and visible-light cameras.

The Company’s groundbreaking software solution is designed to ensure that the sensors remain calibrated regardless of their configuration or position on a car. This will allow vehicle manufacturers flexible placement of sensors, whether on a rigid base or as separate units, while ensuring accurate perception and improving the sensors’ detection capabilities.

“Completing development of the commercial version of our proprietary automatic calibration software is an important milestone for the Company, and will allow us to offer this software as a standalone product,” said Haim Siboni, Foresight’s CEO. “Our unique solution is suitable for passenger vehicles, heavy machinery manufactures and Tier One suppliers looking to enhance their stereoscopic vision systems.”

Foresight submitted two additional patent applications pertaining to multiple-sensor camera systems. The first allows repetitive and robust calibration and optical testing for vision systems composed of both visible light and thermal (infrared) cameras to ensure sensor accuracy. In addition, it enables sensor fusion for all imaging systems along the visible light long-wave infrared spectrum. The second patent application enables real time assessment of the quality of information coming from each sensor set, allowing smart sensor fusion capabilities and dramatically reducing the required computational resources of the system.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential and benefit of its products, offering software as a standalone product, and the suitability of the Company’s product for passenger vehicles, heavy machinery manufactures and Tier One suppliers. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

In addition, Foresight cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to Foresight. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654